EXHIBIT 23.1

Consent of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.

The Special Committee to the Board of Directors
of ANFI, Inc.:

We hereby consent to the inclusion of our opinion letter, dated January 9, 2003, to the Special Committee of the Board of Directors of ANFI, Inc. as an exhibit in the Registration Statement of Fidelity National Financial, Inc. on Form S-4 in connection with the Merger. In giving such consent, we do not admit that we come within the category of persons whose consent is required under, nor do we admit that we are “experts” for purposes of, the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Houlihan Lokey Howard & Zukin Financial Advisors, Inc.

By:	/s/ David C. Misch
David C. Misch
Title:	Vice President

February 7, 2003